

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/127/06



BY AIRMAIL

3rd October, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

10/17

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd October, 2006 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Delay in Despatch of Circular
   Date : 29th September, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard

3rd October, 2006

Tuesday

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

DELAY IN DESPATCH OF CIRCULAR

The Company has made an application to the Stock Exchange for an extension of time for the despatch of the Circular to a date falling on or before 10 October 2006.

Reference is made to the announcement issued by C.P. Pokphand Co. Ltd. (the "Company") dated 7 September 2006 in relation to the connected and discloseable transaction for the Company (the "Announcement"). Terms defined in the Announcement shall have the same meaning when used herein unless the context otherwise requires.

Pursuant to Rule 14.38 and Rule 14A.49 of the Listing Rules, the Company is required to despatch a circular (the "Circular") in relation to the Disposal to the Shareholders within 21 days after the publication of the Announcement, which is on or before 29 September 2006.

As additional time is required for the Company to finalize certain information in the letter to be issued by the independent financial adviser of the Company, for inclusion in the Circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 and Rule 14A.49 of the Listing Rules to postpone the despatch of the Circular to a date falling on or before 10 October 2006.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 29 September 2006

As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.